NovelStem International Corp.
2255 Glades Road Suite 221A
Boca Raton, Florida 33431

March 30, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010
Attn:

Re:	NovelStem International Corp.

Amendment No. 3 to Registration Statement on Form 10-12G

Correspondence Filed February 17, 2023

File No. 000-22908

Ladies and Gentlemen:

The following responses address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated March 2, 2023, relating to the registration statement on Form 10-12G, as amended (the “Registration Statement”), of NovelStem International Corp. (the “Company” or “NovelStem”). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold.

Amendment 3 to Form 10-12G

General

1.	We note your response to our prior Comment 1, which requested an analysis of whether NewStem is “controlled primarily” by Novelstem for purposes of Rule 3a-1(a)(4) under the 1940 Act. Your response does not provide the staff with a sufficient basis to evaluate this question. To that end, please provide relevant details regarding Novelstem’s rights as a shareholder and board member of NewStem relative to those of the Founders (as defined NewStem’s Articles of Incorporation). Your response should, at minimum, include a discussion of (i) the relative voting power of the Major Shareholders (as defined NewStem’s Articles of Incorporation) and address whether Novelstem has satisfied the conditions included in Section 40.2 of NewStem’s Articles of Incorporation, (ii) who has Jan Loeb the right to appoint senior officers or senior management of NewStem, and (iii) who (if anyone) has the right to approve or reject major NewStem corporate actions.

NovelStem International Corp.
March 30, 2023

Response:

We appreciate the Staff’s continued guidance in working through this analysis. As noted in our previous responses:

if (i) NewStem is primarily controlled by NovelStem; (ii) through NewStem, NovelStem engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; (iii) NewStem is not an investment company; and (iv) NovelStem is not an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act, then NovelStem should be entitled to rely on Rule 3a-1 as the basis for the conclusion that NovelStem is not an investment company for purposes of the 1940 Act.

The Staff’s most recent comment seeks additional facts and analysis as to whether NewStem is “controlled primarily” by NovelStem for purposes of Rule 3a-1(a)(4) under the 1940 Act. The Staff has requested further information concerning NovelStem’s rights as a shareholder in NewStem, particularly as it relates to NewStem’s two founders.

Section 2(a)(9) of the 1940 Act defines control to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) of the 1940 Act also states that “[a]ny person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company”. NovelStem currently owns approximately 31% of NewStem’s outstanding voting securities. Thus, by virtue of the magnitude of its ownership stake in NewStem, NovelStem is presumed to control NewStem under the 1940 Act. Moreover, for the reasons stated previously in the Company’s responses as supplemented below, the Company has concluded and respectfully submits that as a factual and legal matter, the Company demonstrably has the power to exercise a controlling influence over the management and policies of NewStem.

Moreover, NovelStem further submits that it “primarily” controls NewStem. For purposes of the 1940 Act, a company is controlled “primarily” by an issuer if the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and “the degree of the issuer’s control is greater than that of any other person.”1

NewStem is a limited company formed under The Companies Act of Israel. As previously disclosed, NovelStem owns approximately 31% of the issued and outstanding shares in NewStem. No other shareholder owns a greater percentage of NewStem’s shares.

1 Health Communications Services, Inc., SEC No-Action Ltr. (Apr. 26, 1985).

NovelStem International Corp.
March 30, 2023

Under NewStem’s Articles of Association (“AOA”), NovelStem is one of three “Major Shareholders” and, as such, is entitled to specific rights conferred on each of the three Major Shareholders, including preemptive rights, the right to appoint one of three directors and rights of first refusal regarding any proposed transfers of shares. In addition, Section 6 of the Shareholders Agreement prohibits certain major corporate actions (e.g., liquidation, material change of business and adoption of the annual budget) without the consent of all three Major Shareholders, including NovelStem.

While NovelStem enjoys all of the rights associated with its status as a Major Shareholder, there are three special rights that are conferred on NovelStem alone under the AOA. First, NovelStem has rights that are designed to preclude any dilutive issuances, unless NovelStem is issued additional shares in NewStem that would offset any such dilution. Second, NovelStem alone is entitled to co-sale rights in the event of any proposed transfer of shares by one of NewStem’s founders. Third, although the AOA states that each share of NewStem is generally entitled to one vote, the AOA also provides that shares in NewStem initially purchased by NovelStem were deemed to have a greater percentage of voting power subject to future dilution.

Consistent with the Staff’s off-stated position, the Company notes that any determination of “control” and the degree of control must take into consideration the totality of all relevant facts and circumstance. Beyond the Company’s ownership interest in NewStem and the shareholder rights described above, Jan Loeb, NovelStem’s President and Executive Chairman, is also the Chairman of NewStem’s Board of Directors. Under the AOA and applicable law, as Chairman, Mr. Loeb has the authority to oversee meetings of shareholders. In addition, no resolution by the shareholders is effective unless the Chairman issues a declaration to such effect and enters such declaration into NewStem’s books and records. As Chairman, Mr. Loeb also presides over all meetings of the Board of Directors. Additionally, all outside capital raised to date by NewStem is a direct result of the efforts of NovelStem and Mr. Loeb and Mr. Loeb himself has been a source of additional capital to fund NewStem’s operations.

Mr. Loeb is also a de facto executive officer of NewStem. Since NewStem does not have a designated chief financial officer, Mr. Loeb acts essentially acts in this role. Mr. Loeb is responsible for and is directly involved in all aspects of the business and operations of NewStem. In these roles, Mr. Loeb has been authorized to oversee, and therefore exerts significant control with respect to, NewStem’s strategic planning, budget, capital raising and all related matters. These additional factors further enhance NovelStem’s degree of control over NewStem’s management and policies as compared to other NewStem shareholders.

NovelStem International Corp.
March 30, 2023

NovelStem’s management and other resources are committed almost exclusively to the business, operations and strategic growth of NewStem. In addition, NewStem is almost entirely dependent on NovelStem’s operations, management and other resources and its access to capital. NewStem’s other significant shareholders are almost exclusively focused on NewStem’s scientific research and development activities. NovelStem’s President and Executive Chairman and its other Directors, most of whom have pharmaceutical and life science backgrounds, in that capacity are actively involved in, and devote virtually all of their time and effort to, NewStem’s business, operations, financing and strategic growth.

Consequently, as a result of NovelStem’s significant ownership interest in NewStem, its shared and, in several cases, shared and exclusive rights as a Major Shareholder under the AOA, NewStem’s dependency on NovelStem’s management and other resources and access to capital, the level of direct engagement by NovelStem’s Board of Directors in the business and overall planning and growth of NewStem, including Mr. Loeb’s position as Executive Chairman of both NovelStem and NewStem’s Board of Directors and the critical role he plays in the management, policies, business and operations of both companies and NovelStem’s principal ongoing financial support of NewStem, NovelStem respectfully submits that (1) it controls NewStem as contemplated by the 1940 Act and (2) its degree of control over NewStem is greater than the control of any other person.

Accordingly, for the reasons stated above, if the Staff were to determine that the Company would otherwise meet the 1940 Act definition of an investment company, the Company respectfully submits that it is not an investment company subject to regulation under the 1940 Act by virtue of Rule 3a-1.

NovelStem International Corp.
March 30, 2023

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
President and Executive Chairman